BAT Industries

FILE No. 82 • 33



05013513

BRITISH AMERICAN TOBACCO

news release

www.bat.com

For immediate release: Monday 12 December 2005

British American Tobacco Increases shareholding in Skandinavisk Tobakskompagni

British American Tobacco has today completed the transaction to increase its shareholding in Skandinavisk Tobakskompagni (STK). As a result, the Group's shareholding in STK will rise from 26.6 per cent to 32.3 per cent, at a purchase price of €140 million (£95 million) payable in cash.

On 21 October 05, British American Tobacco announced its intention to excise its pre-emption rights over part of Andresen Holdings' shareholding in Skandinavisk Tobakskompagni (STK).

ENQUIRIES

British American Tobacco Press Office
David Betteridge / Teresa La Thangue / Emily Brand
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes to editors

- STK has been an associate company of British American Tobacco since 1972. STK, a privately controlled company, is among Denmark's largest international businesses and mainly engaged in the production and sales of tobacco products.


SEC MAIL PROCESSING
RECEIVED
DEC 22 2005
WASH, D.C.
209
SECTION

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